UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 20, 2010	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

2009 ANNUAL RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) announces the audited consolidated financial results of the Company and its subsidiaries (collectively, the “Group”) prepared under International Financial Reporting Standards (“IFRS”) for the year ended 31 December 2009 with comparative figures for the corresponding year of 2008 as follows:

FINANCIAL INFORMATION

A.	PREPARED IN ACCORDANCE WITH IFRS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December 2009

	Note	2009 RMB’000	2008 RMB’000

Revenues	4	38,989,659	41,072,557
Other operating income	6	1,288,017	405,163
Other gains	6	–	267,084

Operating expenses
Aircraft fuel		(12,254,980)	(18,488,242)
Gain/(loss) on fair value movements of financial derivatives	7	3,774,688	(6,400,992)
Take-off and landing charges		(5,460,351)	(5,279,590)
Depreciation and amortisation		(5,202,835)	(4,781,562)
Wages, salaries and benefits		(5,148,877)	(4,545,312)
Aircraft maintenance		(3,018,724)	(3,272,981)
Impairment losses	8	(109,417)	(2,976,678)
Food and beverages		(1,201,023)	(1,321,268)
Aircraft operating lease rentals		(2,517,567)	(2,734,802)
Other operating lease rentals		(407,386)	(369,236)
Selling and marketing expenses		(1,977,760)	(1,562,945)
Civil aviation infrastructure levies		(890,348)	(769,849)
Ground services and other charges		(289,993)	(268,873)
Office, administrative and other expenses		(3,751,763)	(4,055,679)
Total operating expenses		(38,456,336)	(56,828,009)

	Note	2009 RMB’000	2008 RMB’000

Operating profit/(loss)		1,821,340	(15,083,205)
Share of results of associates		(46,602)	69,668
Share of results of jointly controlled entities		23,803	24,050
Finance income	9	205,304	2,061,625
Finance costs	10	(1,754,640)	(2,328,147)

Profit/(loss) before income tax		249,205	(15,256,009)
Income tax	11	(52,547)	(73,916)

Profit/(loss) for the year		196,658	(15,329,925)

Other comprehensive income/(loss) for the year
Cash flow hedges, net of tax		57,914	(170,360)
Fair value movements of available for sale investments held by associates		(585)	(19,080)

Total comprehensive income/(loss) for the year		253,987	(15,519,365)

Profit/(loss) attributable to:
Equity holders of the Company		168,766	(15,268,532)
Minority interests		27,892	(61,393)

		196,658	(15,329,925)
Total comprehensive income/(loss) attributable to:
Equity holders of the Company		226,095	(15,457,972)
Minority interests		27,892	(61,393)

		253,987	(15,519,365)

Earnings/(loss) per share attributable to equity holders of the Company during the year
Basic and diluted (RMB)	13	0.026	(3.14)

CONSOLIDATED BALANCE SHEET

As at 31 December 2009

		2009	2008
	Note	RMB’000	RMB’000

Non-current assets
Intangible assets		69,622	164,851
Property, plant and equipment		56,703,560	52,678,473
Lease prepayments		970,835	996,521
Advanced payments on acquisition of aircraft		5,081,174	6,413,554
Investments in associates		723,022	980,319
Investments in jointly controlled entities		372,793	362,332
Available-for-sale financial assets		57,269	31,268
Other long-term assets		926,312	941,556
Deferred tax assets		83,748	81,947
Derivative assets		–	988
		64,988,335	62,651,809
Current assets
Flight equipment spare parts		932,260	871,364
Trade receivables	14	1,370,871	1,165,308
Prepayments, deposits and other receivables		2,370,495	4,315,722
Cash and cash equivalents		1,735,248	3,451,010
Derivative assets		3,490	123,010
Non-current assets held for sale		450,693	473,667
		6,863,057	10,400,081
Current liabilities
Sales in advance of carriage		1,420,183	1,013,878
Trade payables and notes payable	15	6,480,459	5,459,094
Other payables and accrued expenses		11,517,204	12,246,065
Current portion of obligations under finance leases		2,125,430	1,916,989
Current portion of borrowings		12,330,075	26,513,320
Income tax payable		21,126	39,002
Current portion of provision for return condition checks for aircraft under operating leases		609,884	213,830
Derivative liabilities		1,006,286	6,456,075
		35,510,647	53,858,253

Net current liabilities		(28,647,590)	(43,458,172)

Total assets less current liabilities		36,340,745	19,193,637

	Note	2009 RMB’000	2008 RMB’000

Non-current liabilities
Obligations under finance leases		17,244,805	18,891,910
Borrowings		13,004,874	8,588,052
Provision for return condition checks for
aircraft under operating leases		1,237,871	1,320,188
Other long-term liabilities		1,203,423	1,320,759
Deferred tax liabilities		51,539	57,589
Post-retirement benefit obligations		1,798,707	1,469,124
Derivative liabilities		123,345	185,524
		34,664,564	31,833,146

Net assets/(liabilities)		1,676,181	(12,639,509)

Equity
Capital and reserves attributable to the equity holders of the Company Share capital		9,581,700	4,866,950
Reserves		(8,347,147)	(17,964,351)
		1,234,553	(13,097,401)
Minority interests		441,628	457,892

Total equity		1,676,181	(12,639,509)

Notes

1.	CORPORATE INFORMATION

The Company is a joint stock company limited by shares incorporated in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of the Company's registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, and mail delivery and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company (“CEA Holding”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on The Stock Exchange of Hong Kong Limited, The New York Stock Exchange and The Shanghai Stock Exchange.

During the year ended 31 December 2009, the Company issued total 2,787,375,000 A Shares to CEA Holding (1,927,375,000 Shares) and other investors (860,000,000 Shares), and 1,927,375,000 H Shares to CES Global Holding (Hong Kong) Limited, a wholly owned subsidiary of CEA Holding incorporated in Hong Kong.

2.	BASIS OF PREPARATION

The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the disclosure requirements of the Hong Kong Companies Ordinance. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

In preparing the financial statements, the Board has given careful consideration to the going concern status of the Group in the context of the Group’s current working capital deficit.

As at 31 December 2009, the Group’s accumulated losses were approximately RMB17.91 billion and its current liabilities exceeded its current assets by approximately RMB28.65 billion.

Against this background, the Board has taken active steps to seek additional sources of finance and improve the Group’s liquidity position. As at 31 December 2009, the Group had total credit facilities of RMB50.9 billion from certain banks. The Board believes that, based on experience to date, it is likely that these facilities will be rolled over in future years if required.

With the credit facilities and based on the Group’s history of obtaining finance and its relationships with its bankers and creditors, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due and the capital expenditure requirements. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

3.	ACCOUNTING POLICIES

Except as described in note 3(a) below, the accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2008, as described therein.

(a)	The Group has adopted the following new and amended IFRS as at 1 January 2009:

•
IFRS 7 ‘Financial Instruments – Disclosures’ (amendment) – effective 1 January 2009. The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on earnings per share.

•
IAS 1 (revised). ‘Presentation of financial statements’ – effective 1 January 2009. The revised standard prohibits the presentation of items of income and expenses (that is, ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity in a statement of comprehensive income. As a result, the Group presents in the consolidated statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. Comparative information has been re-presented so that it also conforms with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on earnings per share.

•
IFRS 8, ‘Operating segments’ (effective 1 January 2009). IFRS 8 replaces IAS 14, ‘Segment reporting’, and aligns segment reporting with the requirements of the US standard SFAS 131, ‘Disclosures about segments of an enterprise and related information’. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. The segments are reported in a manner that is more consistent with the internal reporting provided to the chief operating decision-maker (“CODM”).

With effective from 1 January 2009, the Group has redefined its operating segments so that to present the segment information in the same manner as management’s internal reporting. The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo and other extended transportation services and are managed as a single business unit. From a service perspective and pursuant to the above re-segmentation, the Group has only one reportable operating segment, reported as “airline operations”. Comparative amounts of the year 2008 have been restated to reflect the re-segmentation.

4.	REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

	Group
	2009 RMB’000	2008 RMB’000

Traffic revenues	36,924,830	38,844,269
– Passenger	32,800,411	33,486,459
– Cargo and mail	4,124,419	5,357,810
Ground service income	974,732	1,252,468
Cargo handling income	296,827	337,773
Commission income	206,137	183,129
Others	587,133	454,918

	38,989,659	41,072,557

Note:

Pursuant to the relevant tax rules and regulations in the PRC, the major elements of the Group’s traffic revenues, commission income, ground service income, cargo handling income and other revenues are subject to business tax levied at rates of 3% or 5%. The business tax incurred and set off against the above Group’s revenues for the year ended 31 December 2009 amounted to approximately RMB1,019 million (2008: RMB891 million).

5.	SEGMENT INFORMATION

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as “airline operations”, which is structured and managed separately. The “airline operations” comprises the provision of air passenger, air cargo services, mail and ground logistics.

Other services including aviation training, air catering and other miscellaneous services are not included within the reportable operating segment, as they are not included in the internal report provided to the CODM. The results of these operation are included in the “other segments” column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRS in certain aspects. As such, the amount of each material reconciling items from the Group’s reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies are set out in note 5(c) below.

The segment results for the year ended 31 December 2009 are as follows:

	Airline	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Reportable segment revenue from external customers	39,727,636	103,695	–	–	39,831,331
Inter-segment sales	–	126,124	(126,124)	–	–

Reportable segment revenue	39,727,636	229,819	(126,124)	–	39,831,331

Reportable segment profit before income tax	644,307	18,563	–	(22,749)	640,121

Reportable segment assets	69,850,127	1,153,130	(137,660)	1,153,084	72,018,681
Reportable segment liabilities	68,068,474	474,739	(137,660)	–	68,405,553

Other segment information

Depreciation and amortisation	5,278,242	54,494	–	–	5,332,736
Impairment losses	118,022	202	–	–	118,224
Capital expenditure	8,112,355	70,386	–	–	8,182,741

The segment results for the year ended 31 December 2008 are as follows:

	Airline operations	Other segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Reportable segment revenue from external customers	41,745,906	96,455	–	–	41,842,361
Inter-segment sales	–	171,213	(171,213)	–	–

Reportable segment revenue	41,745,906	267,668	(171,213)	–	41,842,361

Reportable segment (loss)/profit before income tax	(14,136,843)	45,898	–	105,837	(13,985,108)

Reportable segment assets	70,762,308	1,183,416	(135,637)	1,373,919	73,184,006
Reportable segment liabilities	83,861,674	523,120	(135,637)	–	84,249,157

Other segment information

Depreciation and amortisation	4,588,298	122,974	–	–	4,711,272
Impairment losses	2,020,971	1,207	–	–	2,022,178
Capital expenditure	11,526,771	20,513	–	–	11,547,284

*
Unallocated assets primarily represent investments in associates and jointly controlled entities, and available-for-sale financial assets. Unallocated results primarily represent the share of results of associates and jointly controlled entities.

(b)	The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical are analysed based on the following criteria:

(1)
Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, (collectively known as “Regional”) is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC, regional or overseas markets is attributed to the segments based on the origin and destination of each flight segment.

(2)	Revenue from ticket handling services, airport ground services and other miscellaneous services are classified on the basis of where the services are performed.

	Group
	2009 RMB’000	2008 RMB’000

Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	27,482,611	24,810,917
Regional (Hong Kong, Macau and Taiwan)	1,986,964	2,496,303
International	10,361,756	14,535,141

Total	39,831,331	41,842,361

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group's aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic and hence segment assets and capital expenditure by geographic have not been presented.

(c)	Reconciliation of reportable segment revenue, profit or loss, assets and liabilities to the consolidated figures as reported in the consolidated financial statements.

	Group
	2009 RMB’000	2008 RMB’000

Revenue
Reportable segment revenue	39,831,331	41,842,361
– Reclassification of business tax and expired sales in advance of carriage	(841,672)	(769,804)

Consolidated revenue	38,989,659	41,072,557

	Group
	2009 RMB’000	2008 RMB’000

Profit
Reportable segment profit/(loss)	640,121	(13,985,108)
–Difference in depreciation and impairment charges for aircraft, engines and flight equipment	(64,988)	(517,730)
–Provision for post-retirement benefits	(334,348)	(110,458)
–Difference in goodwill impairment	–	(688,311)
–Others	8,420	45,598

Consolidated profit/(loss) before income tax	249,205	(15,256,009)

	Group
	2009 RMB’000	2008 RMB’000

Assets
Reportable segment assets	72,018,681	73,184,006
–Difference in depreciation and impairment charges for aircraft, engines and flight equipment	167,912	232,900
–Reversal of revaluation surplus relating to land use rights	(360,626)	(369,046)
–Others	25,425	4,030

Consolidated total assets	71,851,392	73,051,890

	Group
	2009 RMB’000	2008 RMB’000

Liabilities
Reportable segment liabilities	68,405,553	84,249,157
–Provision for post-retirement benefits	1,849,933	1,515,585
–Others	(80,275)	(73,343)

Consolidated total liabilities	70,175,211	85,691,399

6.	OTHER OPERATING INCOME AND OTHER GAINS

	Group
	2009	2008
	RMB’000	RMB’000

Other operating income
– Refund of civil aviation infrastructure levies (Note (a))	831,749	–
– Other government subsidies (Note (b))	456,268	405,163

	1,288,017	405,163

Other gains
– Gains on disposal of property, plant and equipment	–	267,084

Note:

(a)
Pursuant to Cai Jian (2009) No. 4 issued by Ministry of Finance and Civil Aviation Administration of China in 2009, the civil aviation infrastructure levies collected from PRC domestic airlines for the period from 1 July 2008 to 30 June 2009 will be refunded. The amount for the year ended 31 December 2009 represents the refunds of civil aviation infrastructure levies received by the Group.

(b)
Other government subsidies represent (i) subsidies granted by local governments to the Group; and (ii) other subsidies granted by various local municipalities to encourage the Group to operate certain routes to cities where these municipalities are located.

7.	GAIN/(LOSS) ON FAIR VALUE MOVEMENTS OF FINANCIAL DERIVATIVES

	Group
	2009	2008
	RMB’000	RMB’000

Gain/(loss) arising from fair value movements of financial derivatives
– Crude oil option contracts (Note)	3,743,746	(6,255,791)
– Other derivatives	30,942	(145,201)

	3,774,688	(6,400,992)

Note:

In prior years, the Group entered into crude oil option contracts to reduce the risk of changes in market oil/petroleum prices as a hedge against aircraft fuel costs. The crude oil option contracts used by the Group are normally structured to include a combination of both put and call options which allow the Group to lock in fuel prices for specified volumes within a price range. In each option contract, the call options price at which the Group is effectively entitled to buy crude oil will be higher than that at which the counterparty is effectively entitled to sell.

The Group did not enter into crude oil option contracts in 2009. All existing crude oil option contracts as at 31 December 2009 were entered into by the Group prior to 2009. None of the crude oil option contracts entered into by the Group qualified for hedge accounting, the realised and unrealised mark to market gains/(losses) of the crude oil option contracts during the year were recognised in the consolidated income statement.

8.	IMPAIRMENT LOSSES

	Group
	2009	2008
	RMB’000	RMB’000

Goodwill impairment (Note (a))	–	993,143
Impairment charge on property, plant and equipment (Note (b))	16,396	1,441,904
Impairment charge on non-current assets held for sale (Note (c))	35,443	235,273
Other impairment charge	57,578	306,358

	109,417	2,976,678

Note:

(a)
For the year ended 31 December 2008, the Group recognised an impairment charge of RMB993 million against goodwill which had previously been recognised in connection with the Group’s acquisitions of airline businesses.

(b)
In 2008, the Group performed an impairment test on property, plant and equipment as at 31 December 2008, based on which an impairment provision of RMB1,442 million was made against certain aircraft models and the related equipment, reflecting their relatively lower operation efficiency and management’s intention to retire them in the near future. In determining the recoverable amounts of the related assets, management has compared the value in use and the fair value less costs to sell of the related assets, primarily determined by reference to estimated market values.

(c)
After assessing the fair value less costs to sell as at the balance sheet date, which was primarily determined by reference to estimated market value, an additional impairment loss of RMB35 million (2008: RMB235 million) was made in 2009 against certain aircraft and related flight equipment that have been classified as “non-current assets held for sale”.

9.	FINANCE INCOME

	Group
	2009	2008
	RMB’000	RMB’000

Exchange gains, net (Note)	95,379	1,972,350
Interest income	109,925	89,275

Finance income	205,304	2,061,625

Note:

The exchange gain for the year ended 31 December 2009 and 2008 primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases at year-end exchange rates.

10.	FINANCE COSTS

	Group
	2009	2008
	RMB’000	RMB’000

Interest relating to obligations under finance leases	486,845	646,079
Interest on loans from banks and financial institutions	1,407,053	1,940,171
Interest relating to notes payable	83,964	84,050

	1,977,862	2,670,300

Less: Amounts capitalised into advanced payments on acquisition of aircraft (Note)	(223,222)	(342,153)

Finance costs	1,754,640	2,328,147

Note:

The average interest rate used for interest capitalisation is 4.50% per annum for year ended 31 December 2009 (2008: 5.43%).

11.	INCOME TAX

Income tax charged/(credited) to the consolidated income statement is as follows:

	Group
	2009	2008
	RMB’000	RMB’000

Provision for PRC income tax	60,398	35,432
Deferred taxation	(7,851)	38,484

	52,547	73,916

Prior to 2008, the Company and certain of its subsidiaries (the “Pudong Subsidiaries”) located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong District, Shanghai. Under the Corporate Income Tax Law of the People’s Republic of China (the “New CIT Law”), which was approved by the National People’s Congress on 16 March 2007 and became effective from 1 January 2008, the Company and the Pudong Subsidiaries are entitled to a transitional arrangement to gradually increase the applicable corporate income tax rate to 25% over the next five year from 2008. For the year ended 31 December 2009, the corporate income tax rate applicable to the Company and the Pudong Subsidiaries was 20% (2008: 18%). Other subsidiaries of the Company, except for those incorporated in Hong Kong and subject to Hong Kong corporate income tax rate of 16.5% (2008: 16.5%), are generally subject to the PRC standard corporate tax rate of 25% (2008: 25%) under the New CIT Law.

12.	DIVIDEND

The Board has not recommended any dividend for the year ended 31 December 2009 (2008: Nil).

13.	EARNINGS/(LOSS) PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity holders of the Company of RMB169 million (2008: a loss of RMB15,269 million) and the weighted average number of shares of 6,436,828,000 (2008: 4,866,950,000) in issue during the year ended 31 December 2009.

The Company has no potentially dilutive option or other instruments relating to the ordinary shares.

14.	TRADE RECEIVABLES

The credit terms given to trade customers are determined on an individual basis, with the credit periods generally ranging from half a month to two months.

The aging analysis of trade receivables is as follows:

	Group
	2009	2008
	RMB’000	RMB’000

Within 90 days	1,299,761	1,107,765
91 to 180 days	37,427	24,283
181 to 365 days	9,297	30,460
Over 365 days	154,306	128,095

	1,500,791	1,290,603
Less: provision for impairment of receivables	(129,920)	(125,295)

	1,370,871	1,165,308

15.	TRADE PAYABLES AND NOTES PAYABLE

The aging analysis of trade payables and notes payable is as follows:

	Group
	2009	2008
	RMB’000	RMB’000

Within 90 days	5,161,027	3,518,572
91 to 180 days	772,255	1,271,555
181 to 365 days	157,856	317,695
Over 365 days	389,321	351,272

	6,480,459	5,459,094

16.	POST BALANCE SHEET EVENTS

On 10 July 2009, the Company entered into an absorption agreement (the “Absorption Agreement”) with Shanghai Airlines Co., Ltd. (“Shanghai Airlines”) in relation to a proposed acquisition of Shanghai Airlines (the “Proposed Acquisition”). Pursuant to the Absorption Agreement, the Company will issue a maximum of 1,694,838,860 A Shares of the Company to the shareholders of Shanghai Airlines in exchange for all existing issued shares of Shanghai Airlines. On 9 October 2009, the Company convened the relevant shareholders’ meeting in which the Proposed Acquisition was approved.

On 30 December 2009, the Proposed Acquisition was approved by China Securities Regulatory Commission. On 28 January 2010 (the “Acquisition Date”), the Company issued 1,694,838,860 A Shares to the shareholders of Shanghai Airlines in exchange for all issued shares of Shanghai Airlines resulting in Shanghai Airlines becoming a wholly owned subsidiary of the Company.

The fair value of identifiable assets and liabilities (the “Acquired Assets and Liabilities”) of Shanghai Airlines as at the Acquisition Date were estimated by the Board through a valuation conducted by an independent valuer in respect of the Acquired Assets and Liabilities as at 31 December 2009.

The carrying amount of fair value of the Acquired Assets and Liabilities, provisionally determined, are as follows:

	Carrying
	Amount	Fair Value
	RMB’000	RMB’000

Assets

Non-current assets
Intangible assets	21,352	21,352
Property, Plant and equipment	10,274,572	8,549,043
Lease prepayments	115,804	551,336
Advances payments on acquisition of aircraft	1,072,367	1,072,367
Investment in an associates	59,714	59,714
Investment in jointly controlled entities	19,184	19,184
Available -for -sale financial assets	181,780	181,780
Other long term assets	526,659	526,659
Deferred tax assets	510	510

	12,271,942	10,981,945
Current assets
Flight equipment spare parts	333,043	333,043
Trade receivables	698,362	698,362
Prepayments, deposits and other receivables	1,398,095	1,398,095
Cash and cash equivalents	1,167,565	1,167,565

	3,597,065	3,597,065

Total assets	15,869,007	14,579,010

	Carrying Amount RMB’000	Fair Value RMB’000

Liabilities

Current liabilities
Sales in advance of carriage	311,170	311,170
Trade payables and notes payable	1,383,575	1,383,575
Other payables and accrued expenses	2,492,280	2,492,280
Current portion of obligations under finance leases	73,691	73,691
Current portion of borrowings	5,711,604	5,711,604
Income tax payable	16,433	16,433
Current portion of provision for return condition check for aircraft under operating leases	46,378	46,378
Derivative liabilities	18,004	18,004

	10,053,135	10,053,135

Non-current liabilities
Obligations under finance leases	1,010,646	1,010,646
Borrowings	4,209,955	4,209,955
Provision for return condition check for aircraft under operating leases	639,556	639,556
Other long-term liabilities	248,218	248,218
Deferred tax liabilities	1,163	1,163
Post-retirement benefit obligations	417,369	417,369

	6,526,907	6,526,907

Total liabilities	16,580,042	16,580,042

Net liabilities	711,035	2,001,032
Minority interests	53,920	53,920

Net liabilities acquired	764,955	2,054,952

17.	COMPARATIVE FIGURES

Where necessary, prior year amounts have been reclassified to conform with changes in presentation in the current year.

B.	PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS

Condensed Consolidated Income Statement
For the year ended 31 December 2009

	2009	2008
	RMB’000	RMB’000

Revenue	39,831,331	41,842,361
Less: Cost of operation	(37,248,315)	(43,075,888)
Taxes and levies	(1,018,791)	(891,064)
Selling and distribution expenses	(2,969,537)	(2,522,136)
General and administrative expense	(1,538,857)	(1,524,864)
Finance expenses, net	(1,639,336)	(357,410)
Impairment loss	(118,224)	(2,022,178)
Add: Fair value gain/(loss)	3,774,688	(6,400,992)
Investment (loss)/income	(22,749)	105,837

Operating loss	(949,790)	(14,846,334)
Add: Non-operating income	1,604,096	906,238
Less: Non-operating expenses	(14,185)	(45,012)

Total profit/(loss)	640,121	(13,985,108)
Less: Income tax	(80,874)	(60,795)

Net profit/(loss)	559,247	(14,045,903)

Attribute to:
– Equity holders of the Company	539,743	(13,927,656)
– Minority interests	19,504	(118,247)

	559,247	(14,045,903)

Condensed Consolidated Balance Sheet
As at 31 December 2009

	2009	2008
	RMB’000	RMB’000

Assets
Total current assets	6,863,939	10,401,069
Long-term investment	1,152,521	1,373,356
Fixed assets & construction in progress	61,578,262	58,807,070
Intangible assets & non-current assets	2,366,518	2,524,594
Deferred tax assets	57,441	77,917

Total assets	72,018,681	73,184,006

Liabilities & shareholder’s equity
Current liabilities	35,663,041	54,076,709
Non-current liabilities	32,690,973	30,120,909
Deferred tax liabilities	51,539	51,539

Total liabilities	68,405,553	84,249,157

Minority interests	509,543	534,195
Total shareholder’s equity	3,103,585	(11,599,346)

Total equity	3,613,128	(11,065,151)

Total liabilities & shareholder’s equity	72,018,681	73,184,006

C.	SIGNIFICANT DIFFERENCES BETWEEN IFRS AND PRC ACCOUNTING STANDARDS

	2009	2008
	RMB’000	RMB’000

Consolidated profit /(loss) attributable to equity holders of the Company
As stated in accordance with PRC Accounting Standards	539,743	(13,927,656)
Impact of IFRS and other adjustments:
Difference in depreciation and impairment charges for flight equipment due to different depreciation lives used previously	(55,406)	(134,538)
Difference in depreciation and impairment charges for aircraft and engines due to different depreciation lives	(9,582)	(383,192)
Provision for post-retirement benefits	(334,348)	(110,458)
Difference in goodwill impairment	–	(688,311)
Reversal of additional amortisation due to the revaluation surplus relating to land use rights	8,420	8,420
Others	–	37,178
Deferred tax adjustments	28,327	(13,121)
Minority interests	(8,388)	(56,854)

As stated in accordance with IFRS	168,766	(15,268,532)

Consolidated net assets attributable to equity holders of the Company
As stated in accordance with PRC Accounting Standards	3,103,585	(11,599,346)
Impact of IFRS and other adjustments:
Difference in depreciation and impairment charges for flight equipment due to different depreciation lives used previously	74,183	129,589
Difference in depreciation and impairment charges for aircraft and engines due to different depreciation lives	93,729	103,311
Provision for post-retirement benefits	(1,849,933)	(1,515,585)
Reversal of revaluation surplus relating to land use rights	(360,626)	(369,046)
Others	79,393	79,393
Deferred tax adjustments	26,307	(2,020)
Minority interests	67,915	76,303

As stated in accordance with IFRS	1,234,553	(13,097,401)

SUMMARY OF SELECTED OPERATING DATA

	For the period of 1 January 2009 to 31 December 2009	For the period of 1 January 2008 to 31 December 2008	Change

Capacity
ATK (available tonne-kilometres) (millions)	12,505.53	11,642.23	7.42%
– Domestic routes	7,100.62	5,658.36	25.49%
– International routes	4,846.17	5,294.76	-8.47%
– Regional routes	558.74	689.10	-18.92%

ASK (available seat-kilometres) (millions)	84,456.39	75,964.28	11.18%
– Domestic routes	59,235.02	47,588.37	24.47%
– International routes	21,386.31	23,813.57	-10.19%
– Regional routes	3,835.05	4,562.34	-15.94%

AFTK (available freight tonne-kilometres) (millions)	4,904.46	4,805.44	2.06%
– Domestic routes	1,769.46	1,375.41	28.65%
– International routes	2,921.40	3,151.54	-7.30%
– Regional routes	213.59	278.49	-23.30%

Hours flown (thousands)	838.27	755.17	11.00%

Traffic
RTK (revenue tonne-kilometres) (millions)	7,908.69	7,218.99	9.55%
– Domestic routes	4,694.69	3,780.27	24.19%
– International routes	2,900.78	3,056.25	-5.09%
– Regional routes	313.22	382.46	-18.10%

RPK (revenue passenger-kilometres) (millions)	60,942.09	53,785.27	13.31%
– Domestic routes	44,375.70	35,352.44	25.52%
– International routes	13,993.70	15,374.98	-8.98%
– Regional routes	2,572.69	3,057.86	-15.87%

RFTK (revenue freight tonne-kilometres) (millions)	2,474.19	2,420.14	2.23%
– Domestic routes	733.13	621.89	17.89%
– International routes	1,656.19	1,687.45	-1.85%
– Regional routes	84.88	110.80	-23.39%

	For the period	For the period
	of 1 January	of 1 January
	2009 to	2008 to
	31 December	31 December
	2009	2008	Change

Number of passengers carried (thousands)	44,042.99	37,231.48	18.30%
– Domestic routes	37,984.73	30,398.76	24.95%
– International routes	4,173.07	4,696.34	-11.14%
– Regional routes	1,885.19	2,136.38	-11.76%

Weight of freight carried (kg) (millions)	943.89	889.48	6.12%
– Domestic routes	530.15	463.44	14.39%
– International routes	347.76	350.13	-0.68%
– Regional routes	65.97	75.91	-13.09%

Load factors
Overall load factor (%)	63.24	62.01	1.23pts
– Domestic routes	66.12	66.81	-0.69pts
– International routes	59.86	57.72	2.14pts
– Regional routes	56.06	55.50	0.56pts

Passenger load factor (%)	72.16	70.80	1.36pts
– Domestic routes	74.91	74.29	0.62pts
– International routes	65.43	64.56	0.87pts
– Regional routes	67.08	67.02	0.06pts

Freight load factor (%)	50.45	50.36	0.09pts
– Domestic routes	41.43	45.21	-3.78pts
– International routes	56.69	53.54	3.15pts
– Regional routes	39.74	39.79	-0.05pts
Break-even load factor (%)	65.95	90.71	-24.76pts

Yields and costs
Revenue tonne-kilometers yield (RMB)	4.67	5.38	-13.20%
– Domestic routes	5.30	5.87	-9.71%
– International routes	3.47	4.65	-25.38%
– Regional routes	6.32	6.41	-1.40%

Passenger-kilometers yield (RMB)	0.54	0.62	-12.90%
– Domestic routes	0.54	0.61	-11.48%
– International routes	0.51	0.66	-22.73%
– Regional routes	0.63	0.64	-1.56%

Freight tonne-kilometers yield (RMB)	1.67	2.21	-24.43%
– Domestic routes	1.13	1.26	-10.32%
– International routes	1.78	2.42	-26.45%
– Regional routes	4.13	4.42	-6.56%
Available tonne-kilometers unit cost (RMB)	3.08	4.88	-36.89%

REPORT OF THE BOARD

Review of operations

In 2009, the Group operated approximately 6,894 scheduled flights per week, serving a total of 21 countries and regions including 146 domestic and foreign cities. In addition, the Group was able to provide more comprehensive air transportation services to major markets around the world through international cooperation efforts, such as code sharing and special prorate agreements. In 2009, the Group has completed (i) the purchase or finance-lease of a total of 21 aircraft to add to its fleet, including ten A320 aircraft, seven B737-700 aircraft and four B737-800 aircraft; (ii) the operating-lease of two B737-800 aircraft; and (iii) the surrender of the lease of six aircraft (including five B737-300 aircraft and one B737-800 aircraft). As at 31 December 2009, the Group operated a fleet of 257 aircraft, including 231 passenger jets, each with a capacity of over 100 seats and 11 jet freighters.

In 2009, the Group’s flights accounted for 37.02% and 28.21% of all flights at Hongqiao Airport and Pudong Airport, respectively, in terms of flight take-off and landing statistics, and accounted for 36.31% and 28.86% of all flights at Hongqiao Airport and Pudong Airport, respectively, in terms of passenger carried. The daily average utilization rate of aircraft was 9.4 hours, representing an increase of 0.3 hours compared to the same period in 2008.

The financial crisis continued its effect in 2009 and substantially impacted the global economy. The global civil aviation industry experienced the most serious recession since World War II, and the international demand for aviation, especially freight transportation, substantially decreased. 2009 was also the most challenging year for the development of the Chinese economy since the turn of the century. With this external environment, the Company adjusted its operating strategies in a timely manner by responding to the needs of the market and re-allocating some of its international capacity to serve domestic routes that were in greater demand. Various departments of the Company worked strenuously towards better operating results.

In terms of passenger traffic, the Group gathered its capacity to focus on core and key markets with high return and of focal importance to adjust the structure of its capacity, build up the brand of express and sub-express routes, strengthened its network sales capability and focused on developing its transit services to a great extent. The number of passengers using its transit services reached 1.56 million for the whole year. It also promoted its website direct-sale and telephone payment business. The “東方萬里行 (Eastern Miles)” frequent flyer program was further developed, and by the end of 2009, the frequent flyer program had approximately 6.03 million members.

In terms of freight transport, we have increased our cargo and freight operations. Such measures include consolidating the management of bellyhold cargo space in passenger aircraft and freight operations with cargo, and implementing a price bidding policy for seat selling. In addition, we increase our efforts in marketing high-revenue cargo operations and strenuously developed connecting flight transfer products. We added truck flights services and pallet shipping services, as well as the signing of strategic cooperation framework agreements with various entities, which contributed to an increase in our cargo marketing capability.

In terms of services, the Group attached importance to implementing a brand strategy and enriching the substance of its service to enhance service quality and win trust in the community. It adhered to the notion of “以客為尊，傾心服務 (Customer-Oriented and Dedicated Service)”. Promotion of the “淩燕 (Ling-yan)” brand was stepped up to meet customer requirements and to create new service products. Differentiated products such as “東方小飛人”、“東方易轉通”、“東方出國易”, “出差E”, “暢行E” were launched. The service processes were refined to strengthen its transit services. Punctuality rate was stressed as measures to rectify the problem of flight delays. According to the statistics of the Civil Aviation Administration of China, the punctuality rate of the Group’s flights was 83.45% in the year, ranking the Group No. 1 among civil aviation operators for the second consecutive year.

As the first cooperation partner of the World Expo 2010 Shanghai, the designated carrier for passenger aviation, and the designated airline for the World Expo Shanghai Forum, the Group adheres to the notion of “參與世博、宣傳世博、服務世博 (Participating in, Promoting and Serving the World Expo Shanghai)”, and has launched a series of marketing products and service initiatives including “東方換乘易” and “穿梭世博”.

With respect to environmental protection and technological application, adhering to the social notion of balancing corporate efficiency and environmental protection and the national policy of energy conservation and emission reduction, the Group strived to reduce its fuel consumption and implemented a low-carbon emissions policy, with the aim of achieving both economic and social benefits through corporate social responsibility.

Operational Revenues

Compared to the same period in 2008, the Group’s total traffic volume increased by 9.55% to 7,909 million tonne-kilometers in 2009. Traffic revenues decreased by RMB1,919 million to RMB36,925 million, representing a 4.94% decrease compared to the same period in 2008. This was mainly due to the decrease in per-unit revenue as a result of the decrease in fuel surcharges income, as well as the lack of demand resulting from the financial crisis.

The Group’s passenger revenues amounted to RMB32,800 million in 2009, representing a decrease of 2.05% over the same period in 2008, and accounting for 88.83% of the Group’s total traffic revenues in 2009. The volume of passenger traffic was 60,942 million passenger- kilometers, representing a 13.31% increase compared to the same period in 2008. It was primarily due to the decrease in fuel surcharges income.

The Group’s domestic passenger traffic volume (excluding passenger traffic volume in Hong Kong, Macao and Taiwan routes) was 44,376 million passenger-kilometers, representing a 25.52% increase compared to the same period in 2008. Compared to the same period in 2008, revenues increased by 12.38% to RMB24,038 million, accounting for 73.29% of the Group’s passenger revenues. Such increase in traffic volume and revenue was mainly due to the positive adjustment of our transportation capacity and the remarkable growth in, and allocation to, domestic passenger traffic capacity, which increased by 24.47% compared to the same period in 2008.

The passenger traffic volume on the Group’s regional routes (Hong Kong, Macao and Taiwan routes) was 2,573 million passenger-kilometers, representing a 15.87% decrease compared to the same period in 2008. Compared to the same period in 2008, revenues decreased by 16.96% to RMB1,630 million, accounting for 4.97% of the Group’s passenger revenues. The passenger traffic capacity on the Group’s regional routes decreased by 15.94% compared to the same period in 2008. This was mainly due to the increased competition and a more significant decrease in transport capacity, which led to a slight decrease in the passenger- kilometers yield.

The Group’s international passenger traffic volume was 13,994 million passenger-kilometers, representing a 8.98% decrease compared to the same period in 2008. Compared to the same period in 2008, revenues decreased by 29.61% to RMB7,133 million, accounting for 21.74% of the Group’s passenger revenues. The passenger traffic capacity on international routes decreased by 10.19% compared to the same period in 2008. This was mainly due to the intensified effect of the global financial crisis on international air transportation, as a result of which the Group continued to reduce the number of flights on long-distance routes to Europe, USA and other destinations, and the substantial decrease in international fuel surcharges.

The Group’s cargo and mail traffic volume was 2,474 million tonne-kilometers, representing a 2.23% increase compared to the same period in 2008. Compared to the same period in 2008, the cargo and mail traffic revenues decreased by 23.03% to RMB4,124 million, accounting for 11.17% of the Group’s total traffic revenues in 2009. Revenue from air and mail traffic via bellyhold cargo space in passenger aircraft was RMB1,725 million, representing 41.83% of the freight revenue and 4.67% of transportation revenue. The tonne-kilometers yield for cargo and mail traffic decreased by 24.43% compared to the same period in 2008, which was resulted from the financial crisis, which caused a substantial decrease in international and regional freight transportation capacity of the Company and caused a significant decrease in cargo and mail revenue. There were initial signs of recovery for the freight transportation market in the fourth quarter of 2009; however, this was not sufficient to offset the impact of the financial crisis on the Company's freight transportation business.

Operating expenses

In 2009, the Group implemented stringent controls over its capital expenditures and actively adjusted its debt structure to strengthen fund management and reduce finance costs.

Compared to the same period in 2008, the Group’s total operating costs decreased by 32.33% to RMB38,456 million.

Expenditure on aviation fuel was RMB12,255 million, representing a decrease of 33.71% compared to the same period in 2008. This was mainly due to a decrease of approximately 38.57% in the average price of aviation fuel compared to the same period in 2008. The Group’s total aviation fuel consumption in 2009 was approximately 2.63 million tonnes, representing an increase of 8.23% compared to the same period in 2008. In 2009, the expenditure on aviation fuel accounted for 31.87% of the Group’s total operating costs.

Takeoff and landing charges were RMB5,460 million, representing an increase of 3.41% compared to the same period in 2008, primarily due to the increased number of take-offs and landings of approximately 14.87% as compared to the same period in 2008.

Depreciation and amortization was RMB5,203 million, representing an increase of 8.80% compared to the same period in 2008, primarily due to the expansion of the scale of the Group’s operations and an increase in the number of aircraft.

Wages, salaries and benefits expenses amounted to RMB5,149 million, representing an increase of 13.29% compared to the same period in 2008, mainly due to the Group continuing to expand its core businesses.

Office, administration and other operating expenses were RMB37.52 million, representing a decrease of 7.50% over the same period in 2008, primarily due to the Group's stepped-up efforts in its control over controllable costs, which led to a general decrease in various costs and expenses.

Maintenance costs amounted to RMB30.19 million, representing a decrease of 7.76% over the same period in 2008. This was primarily due to a decrease in maintenance costs realised by not sending aircraft to foreign countries for maintenance, as a result of the increase in domestic maintenance capacity.

Aircraft operating lease expenses were RMB2,518 million, representing a decrease of 7.93% over the same period in 2008. This was primarily due to the surrender of operating leases for six aircraft.

Impairment losses for assets amounted to RMB109 million, representing a decrease of 96.34% over the same period in 2008. This decrease was primarily due to the impairment provisions made in 2008 for goodwill and certain models of aircraft and relevant flight equipment to be phased out, and the impairment provisions made for the fixed assets held for sale.

Selling and marketing expenses were RMB1,978 million, representing an increase of 26.55% over the same period of 2008. This was mainly a result of an increase in the number of passengers carried and the corresponding increase in agency business handling fees.

Food and beverage expenses were RMB1,201 million, representing a decrease of 9.08% compared to the same period in 2008. This was primarily due to the substantial decrease in the unit cost of food and beverage compared to the same period last year as a result of the Group's stringent control over the procurement costs of food and beverage and related supplies.

The amount of civil aviation infrastructure levies payable to the Civil Aviation Administration of China amounted to RMB890 million, representing an increase of 15.58% compared to the same period in 2008, which was primarily due to the substantial increase in the number of domestic take-off and landing compared to the same period in 2008, as a result of the Group's adjustment of its capacity towards domestic routes.

Other operating leases rentals amounted to RMB407 million, representing an increase of 10.30% over the same period in 2008, which was primarily due to the rentals of the newly leased premises for passenger traffic and freight transport businesses at the Shanghai Pudong Airport.

Ground services and other charges were RMB290 million, representing an increase of 7.81% over the same period in 2008, which was primarily due to the expansion of the Company’s logistics business.

Changes in financial derivatives fair value through profit or loss resulted in a reversal of RMB3,775 million, compared to a loss of RMB6,401 million during the same period in 2008. It was mainly due to the increase of 79.54% in international oil prices as at the end of 2009 compared with the end of 2008.

Other Operating Income and other gains

The Group’s other operating income and other gains primarily includes government subsidies and income from disposal of aircraft and relevant assets. Other operating income and other gains increased from RMB672 million in 2008 to RMB1,288 million in 2009, primarily due to refund of civil aviation infrastructure levies of RMB832 million in 2009. There was no Other Operating Income and other gains in 2008.

Finance Costs

In 2009, the Group’s finance revenue was RMB205 million, and finance costs were RMB1,755 million, primarily due to the substantial decrease in foreign exchange gain compared to the same period of last year.

Profit

As a result of the above, the Group’s profit attributable to shareholders for the year ended 31 December 2009 was RMB169 million.

Liquidity and Capital Structure

As of 31 December 2008 and 2009, the Group’s cash and cash equivalents amounted to RMB3,451 million and RMB1,735 million respectively. In 2008 and 2009, the net cash generated from the Group’s operating activities amounted to RMB2,856 million and RMB3,429 million respectively. In 2008 and 2009, the net cash used in the Group’s investment activities amounted to RMB925 million and RMB7,236 million respectively. In 2008, the net cash outflow from the Group’s financing activities was RMB92 million, mainly for the repayment of long-term loans, finance leases and short-term loans. The net cash inflow from the Group’s financing activities in 2009 was RMB20.86 million, mainly bank loans and the issuance of new shares.

The Group generally operates with net current liabilities. As at 31 December 2009, the Group’s current liabilities exceeded its current assets by RMB28,648 million.

As of 31 December 2008 and 2009, the total amount of the Group’s short-term loans were RMB19,474 million and RMB8,407 million, respectively, and the Group’s long-term loans were RMB15,628 million and RMB16,928 million, respectively. As of 31 December 2008, the Group’s long-term loans payable within two years, from three to five years and beyond five years were RMB11,187 million, RMB3,666 million and RMB775 million, respectively, as compared to RMB6,637 million, RMB6,166 million and RMB4,125 million respectively, as of 31 December 2009.

The Group’s obligations under finance leases as of 31 December 2008 and 2009 were RMB20,809 million and RMB19,370 million, respectively. As of 31 December 2008, the Group’s lease obligations payable within two years, from three to five years and beyond five years were RMB3,933 million, RMB6,203 million and RMB10,673 million, respectively, as compared to RMB4,219 million, RMB6,785 million, RMB8,366 million, as of 31 December 2009.

The Group generally finances its purchase of aircraft through finance leases and bank loans secured by its assets. As of 31 December 2009, the total value of the Group’s mortgaged assets amounted to RMB13,678 million, representing an increase of 56.80% from RMB8,723 million as at the end of 2008.

RISK ANALYSIS

•	Interest Rate Fluctuation Risk

The Group’s total interest-bearing liabilities as of 31 December 2008 and 2009 were RMB55,910 million and RMB44,705 million, respectively, (including long-term and short-term loans and finance leases payable), of which short-term liabilities accounted for 50.85% and 32.34% respectively, and part of the long-term interest-bearing liabilities were liabilities with variable interest rates. Both were affected by the fluctuation in current market interest rates.

The Group’s interest-bearing liabilities were mainly denominated in US dollars and Renminbi. As of 31 December 2008 and 2009, the Group’s liabilities denominated in US dollars accounted for 58.04% and 68.81% of the total liabilities respectively, while the liabilities denominated in Renminbi accounted for 41.56% and 30.94% of the total liabilities respectively. The fluctuations in the US dollar and the Renminbi interest rates significantly affected the Group’s financing costs.

•	Exchange Rate Fluctuation Risk

Since 21 July 2005, the Chinese government reformed the Renminbi exchange rate system and established a floating exchange rate system in which the exchange rate would be adjusted and managed based on market supply and demand with reference to a basket of foreign currencies. The fluctuation in Renminbi exchange rate is affected by the domestic and international economy, the political situation and the currency supply and demand of the currency, and thus the Renminbi exchange rate in the future may therefore be very different from the current exchange rate.

The Group operates its business in many countries and territories. The Group generates its revenue in different currencies, and its foreign currency liabilities at the end of the period are much higher than its foreign currency assets. The Group’s major liability item (purchases and leases of aircraft) is mainly priced and settled in currencies such as US dollars. In addition, fluctuations in exchange rates will affect the Group’s costs incurred from foreign purchases such as aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports. As of 31 December 2009, the Group’s total interest-bearing liabilities denominated in foreign currencies converted to Renminbi amounted to RMB30,876 million, of which the US dollar liabilities accounted for 99.63%. Therefore, in circumstances with large fluctuations in exchange rates, the exchange loss arising on the translation of foreign currency denominated liabilities will be greater, which in turn affects the profitability and development of the Group. The Group usually uses hedging contracts for foreign currencies to reduce the risks in exchange rates for foreign currency revenue from ticket sales and expenses which are to be paid in foreign currencies. Foreign currency hedging mainly involves the sales of Japanese Yen or the purchase of US dollars at fixed exchange rates. As of 31 December 2009, the foreign currency hedging contracts held by the Group which are still open amounted to a notional amount of US$8,200 million (31 December 2008: US$121 million), which will expire between 2010 and 2017.

The Group recorded a decrease in net exchange gains during the reporting period. As of 31 December 2008 and 2009, the Group’s exchange gains were RMB1,958 million and RMB49 million, respectively. Due to the large value of existing net foreign currency liabilities, the Group’s results will be adversely affected if the Renminbi depreciates against the US dollar or the rate of appreciation of the Renminbi against the US dollar decreases in the future.

•	Fuel Hedging Risk

In order to control fuel costs, the Group entered into fuel hedging transactions using financial derivative products linked to the price of underlying assets such as United States WTI crude oil and Singapore jet fuel during previous years. In the face of continuing increases in fuel prices, the Group reduced the impact of the fluctuation in aviation fuel prices through various financial derivative instruments. For the years 2008 and 2009, the Group hedged 41.58% and 52.59% of its annual fuel consumption, respectively.

The Group engaged in aviation fuel hedging for the purpose of locking in aviation fuel costs. By selecting appropriate instruments, the Group locked in costs within a hedged price range. However, high fluctuations in aviation fuel prices exceeding the locked-in price ranges has resulted in the Group incurring actual realised and unrealised settlement losses.

Policy Impact

On 11 November 2009, the National Development and Reform Commission of the People’s Republic of China (the “NDRC”) and the Civil Aviation Administration of China jointly issued the《關於建立民航國內航線旅客運輸燃油附加與航空煤油價格聯動機制有關問題的通知》(發改價格[2009]2879號) (hereinafter referred to as the “Notice”), which became effective on 14 November 2009. The notice clarified the relationship between fuel surcharges and the consolidated purchase cost of aviation fuel in the PRC, and provided a standard for calculating the cap amount of fuel surcharges. Airline companies may, within a prescribed scope, make its own decision as to whether to impose fuel surcharges, determine the pricing structure for fuel surcharges and determine the time of implementation, all of which shall be implemented upon publication of such decisions to the general public and a filing with the NDRC and the Civil Aviation Administration of China.

Human Resources

As of 31 December 2009, the Group had approximately 45,938 employees, the majority of whom worked in the PRC. The Group’s employee compensation is primarily composed of basic salary and performance-based bonus. There were no material labor disputes between the Group and its employees and the Group did not experience a significant loss of employees or encounter any major difficulties in recruiting new employees.

OUTLOOK FOR 2010

The Group would like to caution readers of this announcement that the operations of the Company as an air transport enterprise that performs public service functions is linked closely to the development of the political and economic situations, both internationally and locally. As such, the operation of the Group and of the whole sector is, to a significant extent, subject to the risks associated with geopolitics and the incidence of unexpected events. The 2009 annual results announcement of the Group includes (but is not limited to) certain forward- looking statements, such as those on the economies of the world including the PRC, and the aviation market. Such forward-looking statements are subject to many uncertainties and risks.

The Group expects an ongoing recovery of the global economy in the first half of 2010, in which Asian economies will take the lead in the global recovery. From the perspective of the industry, with the gradual recovery of the international market and the continual rise of the domestic market, it is anticipated that 2010 will witness the stabilisation and improvement of the international market, whilst the freight transportation market will see an overall recovery. From the perspective of the Group, there will be significant opportunities for the Group’s development, as the World Expo 2010 Shanghai is expected to draw customers to the Shanghai market; and the synergy resulting from the completion of the absorption of Shanghai Airlines by the Group. In 2010, the operating targets of the Group (including Shanghai Airlines) are to achieve total traffic volume of 11,912 million tonne-kilometers, number of passenger carried of 67.06 million, weight of freight to be transported of 1.4135 million tonnes, passenger load factor of 74.59% and freight load factor of 65.32%.

Based on these strategic targets and by implementing such strategies, the Group has defined seven “battles” that it must win, including the successful completion of the absorption of Shanghai Airlines, provision of the best service to the hub construction and information-based construction for the World Expo 2010 Shanghai. All staff members have already signed their performance-based contracts which clearly define the allocation of work, duties and functions.

To achieve its pre-set goals, the Group will focus on the following aspects in 2010:

1.	Maintain continuous safety and uphold the importance of safety;

2.
Adhere to efficiency and enhance competitiveness. By meeting industry benchmarks, the Group will strive to improve the profitability of its passenger transportation on an ongoing basis. The Group will enhance its capability on international routes in the earliest possible timeframe. Measures will be taken to enrich and promote the Group’s offerings. The Group will expand its marketing channels, establish new product offerings, build up a marketing system focusing on customers. In addition, the Group will focus on the organisational transformation of its marketing structure. By doing these, the Group is poised to change the situation of its freight transport within a short timeframe;

3.
Accelerate structural adjustment and improve cost control. This will include optimising the structure of the Group's fleet to reduce operating costs; adjusting the structure of assets and liabilities to reduce finance costs; adjusting the structure of resource allocation to enhance the resource utilisation rate; and adjusting the structure of routes in order to increase margins;

4.
Foster management on a detailed basis and take a pragmatic approach to consolidating management. This will include measures to enhance rapid improvement of the Group’s management and the overall rationalisation of its management processes. It will systematically focus on more advanced companies, strengthen its risk management and leverage information technology to increase management efficiency; and

5.	Highlight strategic themes, consolidate communication and implementation, strengthen strategic communication, focus on handling strategic support and strategic implementation.

SHARE CAPITAL

1.	As at 31 December 2009, the share capital structure of the Company is set out as follows:

			Total number of shares	Approximate percentage in shareholding (%)

I.	A shares

	1.	Listed shares with trading moratorium	5,691,375,000	59.40
	2.	Listed shares without trading moratorium	396,000,000	4.13

II.	H shares		3,494,325,000	36.47

III.	Total number of shares		9,581,700,000	100.00

2.	Substantial shareholders

Shareholders with an interest in 10% or more of any class of the issued shares in the Group as of 31 December 2009 are as follows:

	Number of	Approximate percentage in
Name	shares	shareholding
		(%)

China Eastern Air Holding Company
(“CEA Holding”)	4,831,375,000	50.42

HKSCC Nominees Limited	3,471,070,039	36.23

Details relating to interests, as at 31 December 2009, of the Company’s directors, supervisors, chief executive officer, members of senior management and those of other person(s) having interests or short positions which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited pursuant to the relevant requirements under the Securities and Futures Ordinance (and as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance) will be set out in the Company’s 2009 annual report in accordance with the relevant disclosure requirements under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”).

MATERIAL MATTERS

1.	Dividends

According to the financial statements prepared in accordance with PRC Accounting Standards, as of 31 December 2009, the accumulated profit of the Company is negative. The Board does not recommend payment of any dividend for 2009. The profit appropriation proposal for 2009 will be set forth at the 2009 annual general meeting for consideration.

2.	Purchase, sale or redemption of securities

During the 2009 financial year, neither the Company nor its subsidiaries had purchased, sold or redeemed any of its listed securities (“securities”, having the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules), without taking into account any issue of new securities.

3.	Material litigation

The family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou on 21 November 2004, sued the Company in a U.S. court for compensation. After the case entered the procedures on appeal, the California Court of Appeal, dismissed the appeal of the plaintiff and affirmed the original order. Subsequent to that, on 16 March 2009, the plaintiff sued the Company in the Beijing No. 2 Intermediate People’s Court. On 18 August 2009, Beijing No. 2 Intermediate People’s Court accepted the case. Legal documents including summons, prosecution notifications and others have been served on the Company. Trial is yet to begin. The management of the Group believes that any outcome for this case will not have an adverse effect on the financial condition and results of operations of the Company. The Group intends to provide regular updates to the shareholders regarding the progress of the litigation. As at 31 December 2009, the Group was not involved in any other litigation, arbitration or claim of material importance.

4.	Corporate governance practices

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance practices adopted by the Company, and took the view that the Company’s corporate governance practices for the year ended 31 December 2009 met the requirements under the provisions in the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules.

5.	Audit and Risk Management Committee

The original Audit Committee has been renamed as the Audit and Risk Management Committee pursuant to the resolution of the Board in its 4th regular meeting 2009 held on 10 August 2009. The Audit and Risk Management Committee has reviewed the accounting principles and methods adopted by the Group with the management of the Company, and has had discussions with the Board regarding the internal controls and financial reporting issues, including a review of the consolidated results prepared under IFRS for the year ended 31 December 2009.

The Audit and Risk Management Committee has no disagreement with the accounting principles and methods adopted by the Group.

6.	Changes in personnel

Name	Date of Appointment/ Termination	Approval Organization	Position

Termination
Li Fenghua	3 February 2009	the first extraordinary general meeting in 2009	Director

Cao Jianxiong	3 February 2009	the first extraordinary general meeting in 2009	Director

Wang Taoying	26 March 2009	the 2009 first group meetings of the fifth meetings of the fourth session employee’s representatives conference	Employee representative supervisor

Yang Jie	26 March 2009	the 2009 first group meetings of the fifth meetings of the fourth session employee’s representatives conference	Employee representative supervisor

Luo Weide	31 March 2009	the 23rd meeting of the fifth session of the Board	Chief Financial Officer

Hu Honggao	19 March 2010	the 33rd meeting of the fifth session of the Board	Independent non-executive Director

Zhou Ruijin	19 March 2010	the 33rd meeting of the fifth session of the Board	Independent non-executive Director

Name	Date of Appointment/ Termination	Approval Organization	Position

Appointment
Liu Shaoyong	3 February 2009	the first extraordinary general meeting in 2009	Director

Liu Shaoyong	3 February 2009	the 20th meeting fifth session of the Board	Chairman

Ma Xulun	3 February 2009	the first extraordinary general meeting in 2009	Director

Yan Taisheng	26 March 2009	the 2009 first group meetings of the fifth meetings of the fourth session employee’s representatives conference	Employee representative supervisor

Feng Jinxiong	26 March 2009	the 2009 first group meetings of the fifth meetings of the fourth session employee’s representatives conference	Employee representative supervisor

Wu Yongliang	31 March 2009	the 23rd meeting of the fifth session of the Board	Chief Financial Officer

Zhao Jinyu	23 December 2009	the 33rd meeting of the fifth session of the Board	Vice President

Tang Bing	1 February 2010	the 35rd meeting of the fifth session of the Board	Vice President

Wu Xiaogen	19 March 2010	the first extraordinary general meeting in 2010	Independent non-executive Director

Ji Weidong	19 March 2010	the first extraordinary general meeting in 2010	Independent non-executive Director

7.	Miscellaneous

1.
On 10 December 2008, CEA Holding entered into an A share subscription agreement (the “Original A Share Subscription Agreement”) with the Company to subscribe for new A shares to be issued by the Company. Simultaneously with the entering into of the Original A Share Subscription Agreement, 東航國際控股 （香港）有限公司 (CES Global Holdings (Hong Kong) Limited) (“CES Global”) Global entered into an H share subscription agreement with the Company (the “Original H Share Subscription Agreement”) to subscribe for new H shares to be issued by the Company. Subsequently, the parties made adjustments to certain terms of the Original A Share Subscription Agreement and the Original H Share Subscription Agreement and on 29 December 2008, CEA Holding entered into a revised A share subscription (the “Revised A Share Subscription Agreement”) agreement with the Company and CES Global entered into a revised H share subscription agreement (the “Revised H Share Subscription Agreement”) with the Company. The Original A Share Subscription Agreement and the Original H Share Subscription Agreement were cancelled accordingly. On 26 February 2009, the relevant resolutions in respect of the subscriptions of newly issued A shares and H shares of the Company by CEA Holding and CES Global, respectively, were passed at the extraordinary general meeting and the respective class meetings of shareholders. The Revised A Share Subscription Agreement and the Revised H Share Subscription Agreement have been approved by relevant regulatory bodies, and the change in the Company’s share capital has been completed. For details, please refer to the announcements of the Company issued in Hong Kong dated 10 December 2008, 24 December 2008, 29 December 2008, 26 February 2009, 13 May 2009, 22 May 2009, 23 June 2009, 28 June 2009, 2 July 2009 and 3 July 2009 and its circulars dated 8 January 2009 and 10 February 2009.

CEA Holding has given the following undertakings in relation to the enforcement of the Revised A Share Subscription Agreement and the Revised H Share Subscription Agreement: (i) within 3 years of completion of the aforesaid issuance, it shall not transfer its interests in the shares of the Company obtained pursuant to such issuance; (ii) it shall, on a best-effort basis, enable the Company to obtain the relevant land use rights certificates and property ownership certificates in relation to its capital contribution to the Company, and complete relevant legal procedures in relation to the transfer of property rights; and (iii) CEA Holding shall bear all obligations in relation to the losses caused to the Company as a result of the failure of CEA Holding in completing the relevant procedures for transferring the relevant property rights in a timely manner, and shall indemnify all the losses suffered by the Company in this regard.

2.
On 15 January 2009, CEA Holding (as the principal), 東航集團財務有限責任公司 (Eastern Air Group Finance Company Limited) (the “Finance Company”) (as the trustee) and the Company (as the borrower) entered into an entrusted loan agreement in Shanghai, pursuant to which the Company would obtain a short term loan of RMB5.55 billion from CEA Holding through the Finance Company. CEA Holding, holding 59.67% of the Company’s entire share capital prior to the issuance of A shares and H shares of the Company as referred to in the above paragraph, is the controlling shareholder and a connected person of the Company. Since CEA Holding is also the controlling shareholder of the Finance Company, the Finance Company is a connected person of the Company. Pursuant to the Listing Rules of the Shanghai Stock Exchange, this transaction constitutes a connected transaction of the Company. This transaction has been considered by the 19th ordinary meeting of the fifth session of the Board and has been unanimously approved by all of the independent directors of the Company by means of written consent. The connected directors of the Company abstained from voting. Details are set out in the announcement of the Company issued in Hong Kong dated 15 January 2009.

3.
At the extraordinary general meeting of the Company held on 26 February 2009, the proposal of certain amendments to the articles of association of the Company, in connection with the means of receipt of corporate communication, was passed with immediate effect. For details, please refer to the announcements of the Company issued in Hong Kong dated 8 January 2009 and 26 February 2009 and the circular dated 8 January 2009.

4.
Pursuant to the framework renewal agreements governing continuing connected transactions related to daily operations, which was considered and approved by the Board in its third regular meeting 2008 held on 29 April 2008, considered and approved by the shareholders’ meeting held on 30 June 2008, and considered and approved by the Board in its fifth regular meeting 2008 held on 28 October 2008, and the new framework agreement governing import and export agency services, which was considered and approved by the Board in its second regular meeting 2009 held on 15 April 2009, revisions have been made to the estimated caps for the transactions in 2009 and 2010. Estimated and actual figures for 2009 are set out as follows:

Category	Incurred up to 31 December 2009 (RMB)	Estimated 2009 annual caps for transactions as approved (RMB)

Financial Services Agreement (balance of deposit)	465 million	2,500 million
Catering Services Agreement	441.30 million	540.39 million
Import and Export Agency Agreement	48.49 million	60 million
Maintenance Services Agreement	5.26 million	18 million
Property Leasing Agreement	55.14 million	60 million
Advertising Agency Services Agreement	13.00 million	23.50 million
Sales Agency Services Agreement (agency fee)	15.75 million	17.15 million
Automobile Repairing Services Agreement	32.30 million	35 million

5.
On 30 April 2009, the Company entered into the Aircraft Sale and Purchase Agreements and the Aircraft Lease Agreements with 交銀金融租賃有限公司 (Bank of Communications Financial Leasing Co., Ltd.) in connection with two Airbus A340 series aircraft, pursuant to which, the Company will sell and lease back the two Airbus A340 series aircraft. Details are set out in the announcement of the Company issued in Hong Kong dated 30 April 2009.

6.
On 15 June 2009, the Company entered into the aircraft purchase agreement with Airbus SAS in Shanghai, regarding the purchase of twenty Airbus A320 series aircraft (with engines). Details are set out in the announcement of the Company issued in Hong Kong dated 17 June 2009 and the circular issued in Hong Kong dated 25 August 2009.

7.
The principal place of business of the Company in Hong Kong has been changed from 5th Floor, McDonald’s Building, 48 Yee Wo Street, Hong Kong to Unit B, 31/F, United Centre, 95 Queensway, Hong Kong. Details are set out in the announcement of the Company issued in Hong Kong dated 3 July 2009.

8.
On 10 July 2009, the Board resolved, among others, to convene an extraordinary general meeting and the respective class meetings for the grant of specific mandates to the Board (i) to issue not more than 1,350,000,000 new A shares of the Company to not more than 10 specific investors (subject to the maximum number of specific investors as permitted by PRC laws and regulations at the time of the issuance) including CEA Holding, at an issue price of not less than RMB4.75 per A share of the Company (“A Share Specific Mandate”); and (ii) to issue not more than 490,000,000 new H shares of the Company to CES Global, at an issue price of not less than HK$1.4 per H share (“H Share Specific Mandate”).

In relation to and as part of the transactions contemplated under the A Share Specific Mandate, on 10 July 2009, CEA Holding entered into the A Share Subscription Agreement with the Company, pursuant to which, CEA Holding agreed to subscribe for, and the Company agreed to issue, not more than 490,000,000 new A shares of the Company at the subscription price of not less than RMB4.75 per A share.

In relation to and as part of the transactions contemplated under the H Share Specific Mandate, on 10 July 2009, CES Global entered into the H Share Subscription Agreement with the Company, pursuant to which CES Global agreed to subscribe for, and the Company agreed to issue, not more than 490,000,000 new H shares of the Company at the subscription price of not less than HK$1.40 per H share.

The aforesaid transactions were completed on 23 December 2009. Details are set out in the announcements of the Company dated 10 July 2009 and 23 December 2009 and the circular dated 24 July 2009.

9.
On 10 July 2009, the Company entered into an absorption agreement with 上海航 空股份有限公司 (Shanghai Airlines Co., Ltd) (“Shanghai Airlines”) in relation to the absorption of Shanghai Airlines by way of the issuance of new A shares of the Company in exchange for the existing issued shares of Shanghai Airlines on the basis of 1.3 A shares of the Company for every existing issued share of Shanghai Airlines. The exchange of A shares were completed on 28 January 2010. As of 28 January 2010, the identifiable net liabilities of Shanghai Airlines acquired by the Company had a book value of approximately RMB765 million and a fair value of approximately RMB2,055 million. Details are set out in the announcements of the Company issued in Hong Kong dated 10 July 2009, 10 August 2009, 10 September 2009, 9 October 2009, 7 January 2010, 11 January 2010, 13 January 2010, 18 January 2010, 26 January 2010, 28 January 2010 and the circular of the Company dated 25 August 2009.

10.
At the extraordinary general meeting of the Company held on 7 September 2009, the Board was authorized by the shareholders to make appropriate and necessary amendments to the articles of association at the Company as they think fit to reflect such increases in the registered capital and change of shareholding of the Company as a result of the issuances referred to in item 8 above. With completion of the issuances on 10 December 2009 and 23 December 2009, respectively, the Board resolved on 23 December 2009 that with immediate effect, certain amendments, in connection with the completion of the issuance, were made to the articles of association of the Company to reflect the completion of the issuance. For details, please refer to the announcements of the Company issued in Hong Kong dated 23 December 2009.

11.
At the extraordinary general meeting of the Company held on 9 October 2009, the Board was authorized by the shareholders to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increases in the registered capital and change of shareholding of the Company as a result of the completion of the exchange of A shares referred to in item 9 above. With completion of the exchange of A shares on 28 January 2010 and the listing of the issued A shares of the Company as a result of the exchange commencing on 2 February 2010, the corresponding amendments made to certain articles of association of the Company as a result of the completion of the absorption became effective on 2 February 2010. For details, please refer to the announcement of the Company issued in Hong Kong dated 2 February 2010.

12.
On 28 December 2009, the Company entered into an aircraft purchase agreement with Airbus SAS regarding the purchase of sixteen Airbus A330 series aircraft (with engines) in Shanghai. For details, please refer to the announcement of the Company issued in Hong Kong dated 28 December 2009 and the circular dated 26 March 2010.

13.
On 24 March 2010, the Company and 東方航空傳媒有限公司 (Eastern Aviation Advertising Co, Ltd) (the “Advertising Company”) entered into an agreement, pursuant to which the Company agreed to grant the Advertising Company exclusive rights to operate the media resources of the Company. For details, please refer to the announcement of the Company issued in Hong Kong dated 24 March 2010.

By order of the Board
China Eastern Airlines Corporation Limited
Liu Shaoyong
Chairman

Shanghai, the People’s Republic of China
19 April 2010

As at the date of this announcement, the directors of the Company are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Wu Baiwang	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)